                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              COMFORCE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   20038K109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            J. David Washburn, Esq.
                                 Arter & Hadden
                          1717 Main Street, Suite 4100
                       Dallas, Texas 75201 (214) 761-4309
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 26, 1996
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.


         Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent
(5%) of such class.)  (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20038K109                   13D




(1)      Name of Reporting Person                                       Infinity Investors Limited
         I.R.S. Identification                                                                 N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                     (a)[x]
         Member of a Group*                                                                 (b)[ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                       WC

(5)      Check Box if Disclosure of Legal                                                      [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                   Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                             812,170
                                                   Power
            Beneficially
                                           (8)     Shared Voting                           218,758
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                        812,170
                                                   Power
               with:
                                           (10)    Shared Dispositive                      218,758
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                             1,030,928
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                  [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                      9.3%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                              CO

*        SEE INSTRUCTIONS

CUSIP No. 20038K109                  13D


(1)      Name of Reporting Person                                              Seacrest Capital Limited
         I.R.S. Identification                                                                      N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                          (a)[x]
         Member of a Group*                                                                      (b)[ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                            WC

(5)      Check Box if Disclosure of Legal                                                           [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                        Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                  129,250
                                                   Power
            Beneficially
                                           (8)     Shared Voting                                901,678
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                             129,250
                                                   Power
               with:
                                           (10)    Shared Dispositive                           901,678
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                  1,030,928
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                       [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                           9.3%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                   CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                  13D



(1)      Name of Reporting Person                                          Fairway Capital Limited
         I.R.S. Identification                                                                 N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                     (a)[x]
         Member of a Group*                                                                 (b)[ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                       WC

(5)      Check Box if Disclosure of Legal                                                      [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                   Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                              83,508
                                                   Power
            Beneficially
                                           (8)     Shared Voting                           947,420
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                         83,508
                                                   Power
               with:
                                           (10)    Shared Dispositive                      947,420
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                             1,030,928
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                  [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                      9.3%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                              CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                  13D



(1)      Name of Reporting Person                                     Infinity Emerging Opportunities Limited
         I.R.S. Identification                                                                            N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                                (a)[x]
         Member of a Group*                                                                            (b)[ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                                  WC

(5)      Check Box if Disclosure of Legal                                                                 [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                              Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                          4,000
                                                   Power
            Beneficially
                                           (8)     Shared Voting                                    1,026,928
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                                     4,000
                                                   Power
               with:
                                           (10)    Shared Dispositive                               1,026,928
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                                        1,030,928
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                             [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                                 9.3%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                         CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                  13D



(1)      Name of Reporting Person                                             Global Growth Limited
         I.R.S. Identification                                                                  N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                      (a)[x]
         Member of a Group*                                                                  (b)[ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                        WC

(5)      Check Box if Disclosure of Legal                                                       [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                    Nevis, West Indies

         Number of Shares                  (7)     Sole Voting                                2,000
                                                   Power
            Beneficially
                                           (8)     Shared Voting                          1,028,928
          Owned by Each                            Power

         Reporting Person                  (9)     Sole Dispositive                           2,000
                                                   Power
               with:
                                           (10)    Shared Dispositive                     1,028,928
                                                   Power

(11)     Aggregate Amount Beneficially Owned                                              1,030,928
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                   [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                       9.3%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                               CO





*         SEE INSTRUCTIONS

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1


1.       SECURITY AND ISSUER.

         This original Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock") of COMFORCE Corporation, a Delaware corporation, which has its principal executive offices located at 2001 Marcus Avenue, Lake Success, New York 11042 (the "Issuer").


2.       IDENTITY AND BACKGROUND.

  Group Filing                    Pursuant  to  Rule  13d-1(f)(1)  promulgated
    Only                          under  the  Securities  Exchange
                                  Act of 1934, as amended (the "Exchange Act"), this Statement is filed jointly by (i)
                                  Infinity Investors Limited, a Nevis, West
                                  Indies business corporation ("Infinity"),
                                  (ii) Seacrest Capital Limited, a Nevis, West
                                  Indies business corporation ("Seacrest"),
                                  (iii) Fairway Capital Limited, a Nevis, West
                                  Indies corporation business ("Fairway"), (iv)
                                  Infinity Emerging Opportunities Limited, a
                                  Nevis, West Indies business corporation
                                  ("Emerging Opportunities") and (v) Global
                                  Growth Limited, a Nevis, West Indies business corporation ("Global") (collectively, the
                                  "Reporting Persons") as a "group" as such term is used in Rule 13d-5 of the Exchange
                                  Act. However, each of such Reporting Persons expressly states that it is included in this Statement solely for the purpose of presenting information with respect to the ownership of the Common Stock of the Issuer and disclaims any knowledge as to any statements made herein by or on behalf of the other Reporting Persons. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held
                                  (or acquirable upon exercise of derivative securities held) by the other Reporting
                                  Persons pursuant to Rule 13d-4 of the
                                  Exchange Act. The Reporting Persons have included as Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

         (a) - (c)                Each  of  the  Reporting  Persons  is
         and (f)                  principally engaged in the business of
                                  acquiring, holding, selling, trading,
                                  exchanging or otherwise investing in
                                  securities and other financial assets. The principal business and principal office of each of the Reporting Persons is located at Memorial Square, P.O. Box 556, Charleston,
                                  Nevis, West Indies. The mailing address of each of the Reporting Persons is 27
                                  Wellington Street, Cork, Ireland. The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may deemed in control of Infinity, if any, (and the executive officers and directors of any entity which could be deemed ultimately in control of Infinity) are set forth on Schedule 1 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Infinity Individuals." The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Seacrest, if any (and the executive officers and directors of any entity which could be deemed ultimately in control of Seacrest), are set forth on
                                  Schedule 2 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Seacrest Individuals." The name, citizenship
                                  (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Fairway, if any (and the executive officers and directors of any entity which could be deemed ultimately in control of Fairway) are set forth on
                                  Schedule 3 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Fairway Individuals." The name, citizenship
                                  (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Emerging
                                  Opportunities, if any (and the executive officers and directors of any entity which could be deemed ultimately in control of Emerging Opportunities) are set forth on
                                  Schedule 4 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Emerging Opportunities Individuals." The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Global
                                  Growth, if any (and the executive officers and directors of any entity which could be deemed ultimately in control of Global
                                  Growth) are set forth on Schedule 5 attached hereto and incorporated herein by reference.
                                  Such persons are collectively referred to herein as the "Global Growth Individuals."
                                  The Infinity Individuals, Seacrest
                                  Individuals, Fairway Individuals, Emerging
                                  Opportunities Individuals and Global Growth
                                  Individuals are collectively referred to herein as the "Individuals."

         (d) - (e)                During the last five (5) years, none of the
                                  Reporting Persons nor any of the Individuals has been convicted in any criminal proceeding
                                  (excluding traffic violations or similar misdemeanors) and none of the Reporting
                                  Person nor any of the Individuals is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any of the Reporting Persons or the Individuals was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.


3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons are filing this Statement because they, as a group, may be deemed to have acquired beneficial ownership of five percent (5%) or more of the Common Stock of the Issuer by virtue of (i) the issuance of an aggregate number of 810,000 shares of Common Stock (collectively, the "Shares"), (ii) the issuance on December 26, 1996 of certain common stock purchase warrants (the "December Warrants") exercisable for an aggregate of 198,928 shares of Common Stock (collectively, the "December Warrant Shares"), and (iii) the issuance on February 27, 1997 of certain additional common stock purchase warrants (the "February Warrants") exercisable for an aggregate of 22,000 shares of Common Stock (collectively, the "February Warrant Shares") all as more particularly described herein. The December Warrant Shares and the February Warrant Shares are collectively referred to herein as the "Warrant Shares." As of the date hereof, the Warrant Shares have not been exercised by the Reporting Persons. The Shares and December Warrants were issued to certain of the Reporting Persons in connection with those Private Securities Subscription Agreements, dated December 26, 1996 (collectively, the "Purchase Agreements"), filed as Exhibits 99.2 through 99.5, inclusive, which such Purchase Agreements are incorporated herein by reference. The February Warrants were issued to certain of the Reporting Persons in connection with those Private Securities Subscription Agreements, dated February 27, 1997 (collectively, the "Bridge Loan Agreements"), a form of which has been filed as Exhibit 99.7 hereto and is incorporated herein by reference. A form of the Issuer's Common Stock Purchase Warrant has been attached as
Exhibit 99.8 hereto and is incorporated herein by reference.

         3.A.    December Transactions. Pursuant to the terms of the Purchase
Agreements, the Issuer issued and sold the following number of Shares to the individual Reporting Persons for the purchase price set forth below:

                                                            Purchase                 Aggregate
         Reporting Person                  Shares           Price/Share              Purchase Price
         ----------------                  ------           -----------              --------------
         Infinity (Tranche I)              394,286          $ 7.61                   $3,000,000
         Infinity (Tranche II)             250,000           10.00                    2,500,000
         Seacrest                          100,000           10.00                    1,000,000
         Fairway                            65,714            7.61                      500,000
         Emerging Opportunities                  0             N/A                          N/A
         Global Growth                           0             N/A                          N/A

Additionally, the Issuer granted the December Warrants to purchase the following number of December Warrant Shares to the individual Reporting Persons, as set forth below:

         Reporting Person                  December Warrant Shares
         ----------------                  -----------------------
         Infinity (Tranche I)                      155,884
         Infinity (Tranche II)                      29,794
         Seacrest                                   13,794
         Fairway                                    79,508
         Emerging Opportunities                        N/A
         Global Growth                                 N/A

         Although each of the Purchase Agreements was dated effective as of December 26, 1996, the transactions effected thereby (including the payment of the purchase price for the Shares) did not occur until February 14, 1997.

         3.B.    February Transactions. Pursuant to the terms of the Bridge
Loan Agreements, the Issuer granted the February Warrants to purchase the following number of February Warrant Shares to the individual Reporting Persons, as set forth below:

         Reporting Person                  February Warrant Shares
         ----------------                  -----------------------
         Infinity                                  12,000
         Seacrest                                       0
         Fairway                                    4,000
         Emerging Opportunities                     4,000
         Global Growth                              2,000

         The funds used to acquire the Shares were derived from the separate working capital accounts of Infinity, Seacrest and Fairway, respectively. Additionally, the Reporting Persons expect that any funds necessary to exercise the December Warrants and/or the February Warrants will be derived from working capital. No part of the purchase price was represented by funds borrowed or otherwise obtained from any bank or other third party.

4.       PURPOSE OF TRANSACTION.

         Effective December 26, 1996, pursuant to the terms of the Purchase Agreements, the Issuer issued and sold the Shares and the December Warrants to Infinity, Seacrest and Fairway. Additionally, effective February 27, 1997, pursuant to the terms of the Bridge Loan Agreements, the issuer issued the February Warrants to Infinity, Fairway, Emerging Opportunities and Global Growth. The Reporting Persons acquired such securities from the Issuer for investment purposes only. Each of the Reporting Persons may, depending upon its continuing assessment of pertinent factors, elect to dispose of some or all of such Shares from time to time by means of privately negotiated sales, market transactions or otherwise.

         Whether the Reporting Persons exercise the December Warrants and/or the February Warrants into shares of Common Stock, and the amount, method and timing of any such exercise, will depend upon the Reporting Persons' continuing assessment of pertinent factors, including, among other things, the Reporting Persons' evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions, the availability and nature of opportunities to dispose of the Common Stock, regulatory and other legal considerations and other investment opportunities. Depending upon their assessment of these factors from time to time, the Reporting Persons may elect to acquire additional shares of Common Stock or to dispose of some or all of the Common Stock beneficially owned by them. However, except as specifically contemplated herein, neither the timing nor the circumstances of future acquisitions or dispositions has been determined as of the date hereof.

         The Reporting Persons may acquire certain Bonus Shares (as defined below) and/or Additional Bridge Warrants (as defined below) from the Issuer pursuant to the provisions identified in Item 5 below. However, none of the Reporting Persons has any present plans to effect an extraordinary corporate transaction or a sale or transfer of a material amount of assets of the Issuer; to change the Issuer's management or its directors, business, corporate structure, capitalization, dividend policy, Charter or Bylaws; or to delete, delist or terminate the registration of any of the securities of the Issuer. Furthermore, none of the Reporting Persons has any present plans to effect any action similar to those identified in this Item.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons, as a group, may be deemed to be the beneficial owners of an aggregate of 1,030,928 shares of Common Stock (of which an aggregate of 220,928 shares of Common stock are acquirable upon exercise of the December Warrants and the February Warrants) constituting approximately 9.3% of the outstanding Common Stock of the Issuer (based on 10,060,141 shares of Common Stock outstanding at October 31, 1996 pursuant to the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (the "10-Q")).

                 Individually and without reference to the "group" described above, Infinity, Seacrest, Fairway, Emerging Opportunities and Global Growth may be deemed to be the beneficial owners of 812,170, 129,250, 83,508, 4,000 and 2,000 shares of Common
                 Stock, respectively, (of which 167,884, 29,250, 17,794, 4,000 and 2,000 shares of Common Stock are acquirable by such Reporting Persons, respectively, upon exercise of the December Warrants and the February Warrants). Accordingly, based on the information contained in the 10-Q, Infinity, Seacrest, Fairway, Emerging Opportunities and Global Growth may be deemed the beneficial owners of 7.5%, 1.3%, .8%, .04% and .02%, respectively, of the outstanding Common Stock of the Issuer.

         (b) Each of the Reporting Persons believes that it has sole voting and dispositive power over the Shares held by it, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Shares held by the other Reporting Persons. Furthermore, upon acquisition of any Warrant Shares, each Reporting Person anticipates that it would have sole voting and dispositive power over all of the Warrant Shares acquired as a result thereof, but acknowledges that, because it is a member of a "group" as such term is used in Rule 13d-5, it may be deemed to have shared voting and dispositive power over the Warrant Shares held by the other Reporting Persons. However, pursuant to Rule 13d-4, each Reporting Person disclaims beneficial ownership of those Shares or Warrant Shares over which it does not have sole voting and dispositive power.

                 The table below summarizes the number of Shares, December Warrant Shares and February Warrant Shares over which each Reporting Person holds sole voting and dispositive power and shared voting and dispositive power:

                                           COMMON STOCK              DECEMBER WARRANT SHARES         FEBRUARY WARRANT SHARES
                                   ----------------------------   -----------------------------   -----------------------------
                                   SOLE VOTING/  SHARED VOTING/   SOLE VOTING/   SHARED VOTING/   SOLE VOTING/   SHARED VOTING/
                                   DISPOSITIVE    DISPOSITIVE     DISPOSITIVE     DISPOSITIVE     DISPOSITIVE     DISPOSITIVE
                                   ------------  --------------   ------------   --------------   ------------   --------------
                   Infinity           644,286        165,714        155,884          43,044          12,000          10,000
                   Seacrest           100,000        710,000         29,250         169,678               0          22,000
                   Fairway             65,714        744,286         13,794         185,134           4,000          18,000
                   Emerging Opp.            0        810,000              0         198,928           4,000          18,000
                   Global Growth            0        810,000              0         198,928           2,000          20,000

                 In addition to the Shares and December Warrant Shares described above, each of Infinity, Seacrest and Fairway may be issued an indeterminable number of additional shares of Common Stock pursuant to the terms of the respective Purchase Agreements (collectively, the "Bonus Shares"). The exact number of Bonus Shares potentially acquirable by each such Reporting Person is determined by reference to the formula contained in the applicable Purchase Agreement and, in each case, is effected by the market price of the Issuer's Common Stock as of specified dates. As a result, the number of shares reported as beneficially owned by the Reporting Persons herein excludes any Bonus Shares.

                 In addition to the February Warrant Shares described above, each of Infinity, Fairway, Emerging Opportunities and Global Growth may be issued an indeterminable number of additional shares of Common Stock pursuant to the terms of the respective Bridge Loan Agreements (collectively, the "Additional Bridge Warrants"). The exact number of Additional Bridge Warrants potentially acquirable by each such Reporting Person is determined by reference to the formula contained in the applicable Bridge Loan Agreements and, in each case, is affected by the market price of the Issuer's Common Stock as of specified dates and the Issuer's ability to repay the $12.5 million aggregate principal amount of 8%/10% Subordinated Convertible Debentures (the "Bridge Notes") issued in connection with Bridge Loan Agreements. A form of Bridge Note has been attached as Exhibit 99.9 hereto and is incorporated herein by reference.

         (c) Effective November 14, 1996, Infinity entered into a Private Securities Subscription Agreement with the Issuer (the "Original Infinity Subscription Agreement") pursuant to which, among other things, Infinity acquired 3,000 shares of Series G Convertible Preferred Stock (the "Series G Preferred Stock") of the Issuer and a common stock purchase warrant (the "Original Infinity Warrant") entitling Infinity to purchase 42,627 shares of Common Stock. The purchase price paid by Infinity for the Series G Preferred Stock was $1,000 per share or $3.0 million. The Original Infinity Warrant was exercisable upon issuance and for a period of three years thereafter for $19.00 per share.

                 Additionally, effective November 14, 1996, Fairway entered into a separate Private Securities Subscription Agreement with the Issuer (the "Original Fairway Subscription Agreement") pursuant to which, among other things, Fairway acquired 500 shares of Series G Preferred Stock and a common stock purchase warrant (the "Original Fairway Warrant") entitling Fairway to purchase 7,104 shares of Common Stock. The purchase price paid by Fairway for the Series G Preferred Stock was $1,000 per share or an aggregate of $500,000. The Original Fairway Warrant was exercisable upon issuance and for a period of three years thereafter for $19.00 per share.

                 Effective December 3, 1996, Infinity entered into a second Private Securities Subscription Agreement with the Issuer (the "Second Infinity Subscription Agreement") pursuant to which, among other things, Infinity acquired 2,500 shares of Series G Preferred Stock and a common stock purchase warrant (the "Second Infinity Warrant") entitling Infinity to purchase 35,523 shares of Common Stock. The purchase price paid by Infinity for the Series G Preferred Stock acquired in this transaction was $1,000 per share or an aggregate of $2.5 million. The Second Infinity Warrant was exercisable upon issuance and for a period of three years thereafter for $19.00 per share.

                 Additionally, effective December 3, 1996, Seacrest entered into a separate Private Securities Subscription Agreement with the Issuer (the "Original Seacrest Subscription Agreement") pursuant to which, among other things, Seacrest acquired 1,000 shares of Series G Preferred Stock and a common stock purchase warrant (the "Original Seacrest Warrant") entitling Seacrest to purchase 14,209 shares of Common Stock. The purchase price paid by Seacrest for the Series G Preferred Stock acquired was $1,000 per share or an aggregate of $1.0 million. The Original Seacrest Warrant was exercisable upon issuance and for a period of three years thereafter for $19.00 per share.

                 Subsequent to the closing of the transactions contemplated by the Original Infinity Subscription Agreement, Original Fairway Subscription Agreement, Second Infinity Subscription Agreement and Original Seacrest Subscription Agreement, the Issuer requested certain modifications thereto. As a result, effective December 26, 1996, the parties elected to rescind such transactions in their entirety and consummate the transactions which are the subject of this Statement. Accordingly, the shares of Series G Preferred, Original Infinity Warrant, Original Fairway Warrant, Second Infinity Warrant and Original Seacrest Warrant issued in connection with the November and December transactions were canceled and retired by the Issuer.

                 On February 27, 1997 the Issuer and Infinity, Fairway, Emerging Opportunities, Global Growth and certain other institutional investors completed the private placement (the "Bridge Loan") of an aggregate principal amount of $12,500,000 of Bridge Notes. Infinity, Fairway, Emerging Opportunities and Global Growth funded $3.0 million, $1.0 million, $1.0 million and $500,000 of the Bridge Loan, respectively. The Bridge Notes are one-year subordinated notes of the Issuer and bear interest at an annual rate of eight percent (8%) per annum until August 26, 1997 and ten percent (10%) per annum thereafter. The Bridge Notes are convertible at the option of the holder thereof at any time after August 27, 1997 at a conversion price equal to seventy-five percent (75%) of the five-day average closing bid price on the day preceding the date of conversion provided that no more than 2.5 million shares of Common Stock may be issued by the Issuer upon the conversion of the Bridge Notes.

                 The Bridge Notes are redeemable by the Issuer at any time at the prices set forth therein.

         (d)     Not applicable.

         (e)     Not applicable.

6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to the terms of the relevant Purchase Agreements, Infinity (relating to the Shares acquired in the first tranche only) and Fairway have agreed to refrain from selling the Shares acquired by them until the earlier of (1) five months following the date on which an S-1 registration statement filed by the Issuer registering the Common Stock for resale in an underwritten public offering (the "Secondary Offering") has been declared effective by the Securities and Exchange Commission (the "Effective Date") or (2) August 1, 1997; provided, however, that if the Effective Date has not occurred by March 31, 1997, then the Shares will be tradeable on or after April 1, 1997 without restriction pursuant to a shelf registration statement filed by the Issuer which does not call for an underwritten offering. Infinity (relating to the Shares acquired in the second tranche) and Seacrest have agreed to a similar lock-up; however, pursuant to the terms of the applicable Purchase Agreements, the restriction continues only until consummation of the Secondary Offering. Notwithstanding the foregoing, the Issuer has indicated to one or more of the Reporting Persons that it will not effect the Secondary Offering by March 31, 1997.

         In connection with the transactions contemplated by the Purchase Agreements, Infinity, Seacrest, Fairway and the Issuer entered into separate Registration Rights Agreements, dated December 26, 1996 (the "Registration Rights Agreements"), pursuant to the terms of which the Issuer will file with the Securities and Exchange Commission a registration statement covering the Shares, the December Warrant Shares and the Bonus Shares, if any, for the benefit of the holders thereof. Additionally, the Issuer has agreed to keep such Registration Statement effective for a period of two years.

         On February 27, 1997, the Issuer, Infinity and Fairway entered into a letter agreement providing that, among other things, the Issuer would agree to repurchase, at the option of Infinity and Fairway, up to an aggregate amount of 115,000 shares of Common Stock on each of April 28, May 28, June 28 and July 28, 1997, subject to certain conditions. This put option is at a price of $10.00 per share (subject to adjustment in the event that Bonus Shares, or cash in lieu of Bonus Shares, is paid). Additionally, until April 28, 1997, the Issuer may, at its option, purchase or arrange for the purchase of up to 115,000 shares of Common Stock at a price of $10.00 per share (subject to adjustment in the event that Bonus Shares, or cash in lieu of Bonus Shares, is paid).

         In connection with the transactions contemplated by the Bridge Loan Agreements, Infinity, Fairway, Emerging Opportunities, Global Growth and the Issuer entered into separate Registration Rights Agreements, dated February 27, 1997 (the "Additional Registration Rights Agreements"), pursuant to the terms of which the Issuer will file with the Securities and Exchange Commission a registration statement covering the shares of Common stock issuable upon conversion of the Bridge Notes, the February Warrant Shares and the Additional Bridge Warrants, if any, for the benefit of the holders thereof. A form of Addition Registration Rights Agreement has been attached as Exhibit
         99.10 hereto and is incorporated herein by reference.

         Except as described or referred to in this Statement or in the documents included as Exhibits hereto, the Reporting Persons have no other contracts, arrangements, understandings, or relationships with any person with respect to any securities of the Issuer.

7.       MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT NO.                       EXHIBIT
         -----------                       -------

             99.1 Joint Filing Agreement, dated February 27, 1997, between Infinity Investors Limited, Seacrest Capital Limited, Fairway Capital Limited, Infinity Emerging Opportunities Limited and Global Growth Limited.

             99.2 Private Securities Subscription Agreement, dated as of December 26, 1996, between the Issuer and Infinity Investors Limited (Tranche I: Shares, December Warrants).

             99.3 Private Securities Subscription Agreement, dated as of December 26, 1996, between the issuer and Seacrest Capital Limited (Shares, December Warrants).

             99.4 Private Securities Subscription Agreement, dated as of December 26, 1996, between the Issuer and Infinity Investors Limited (Tranche II: Shares, December Warrants).

             99.5 Private Securities Subscription Agreement, dated as of December 26, 1996, between the Issuer and Fairway Capital Limited (Shares, December Warrants).

             99.6 Letter Agreement, dated as of February 27, 1997, among the Issuer, Infinity Investors Limited and Fairway Capital Limited.

             99.7. Form of Private Securities Subscription Agreement (Bridge Loan), dated as of February 27, 1997 (and Schedule of Differences thereto pursuant to Instruction 2 of Item 601).

             99.8 Form of Common Stock Purchase Warrant (and Schedule of Differences thereto pursuant to Instruction 2 of
                          Item 601).

             99.9 Form of 8%/10% Subordinated Convertible Debenture Due February 22, 1998 (and Schedule of Differences thereto pursuant to instruction 2 to Item 601).

             99.10        Form of Registration Rights Agreement.

                                   SIGNATURE

                 After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date: February 27, 1997

                                        INFINITY INVESTORS LIMITED


                                        By: /s/ James A. Loughran
                                            ----------------------------------
                                                James A. Loughran
                                                Director

                                        SEACREST CAPITAL LIMITED


                                        By: /s/ James E. Martin
                                            ----------------------------------
                                                James E. Martin
                                                President

                                        FAIRWAY CAPITAL LIMITED


                                        By: /s/ James E. Martin
                                            ----------------------------------
                                                James E. Martin
                                                President

                                        INFINITY EMERGING
                                        OPPORTUNITIES LIMITED


                                        By: /s/ James E. Martin
                                            ----------------------------------
                                                James E. Martin
                                                Director

                                        GLOBAL GROWTH LIMITED


                                        By: /s/ James E. Martin
                                            ----------------------------------
                                                James E. Martin
                                                Director

                   Attention:  Intentional misstatements or
                     omissions of fact constitute federal
                  criminal violations (see 18 U.S.C. 1001).

                                   SCHEDULE 1

                             INFORMATION REGARDING
                           INFINITY INVESTORS LIMITED

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited ("Infinity").


 NAME AND
 CITIZENSHIP OR                                        PRESENT PRINCIPAL
 PLACE OF                                              OCCUPATION OR                 POSITION WITH
 ORGANIZATION               BUSINESS ADDRESS            EMPLOYMENT                   REPORTING PERSON
 ------------               ----------------            ----------                   ----------------

 Cofides S.A.*               P. O. Box 556              Nevis business corporation    Vice President and
 (Nevis, West Indies)        Charlestown, Nevis, West   which serves as fiduciary     Director
                             Indies                     of various entities

 James A. Loughran           38 Hertford Street         Lawyer                        Director
 (Irish)                     London, England
                             W1Y 7TG

 James E. Martin             38 Hertford Street         Accountant                    Director
 (British)                   London, England
                             W1Y 7TG

 SECORP Limited              38 Hertford Street         British corporation which     Secretary
 (Nevis, West Indies)        London, England            serves as the Secretary of
                             W1Y 7TG                    various entities

 Margareta Hedstrom          37 Shepherd Street         Business Executive            President and
 (Swedish)                   London, England                                          Treasurer
                             W1Y 7LH
---------------

* The members of the Board of Directors of Cofides S.A. are Ashley Bolt & Co. Ltd. and Margareta Hedstrom.

         Infinity advises that no persons and/or organizations control Infinity (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

                                   SCHEDULE 2

                             INFORMATION REGARDING
                            SEACREST CAPITAL LIMITED

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Seacrest Capital Limited ("Seacrest").


 NAME AND
 CITIZENSHIP OR                                        PRESENT PRINCIPAL
 PLACE OF                                              OCCUPATION OR                 POSITION WITH
 ORGANIZATION               BUSINESS ADDRESS            EMPLOYMENT                   REPORTING PERSON
 ------------               ----------------            ----------                   ----------------

 James E. Martin             38 Hertford Street         Accountant                    President and
 (British)                   London, England                                          Treasurer
                             W1Y 7TG

 SECORP Limited              38 Hertford Street         British corporation which     Secretary
 (Nevis, West Indies)        London, England            serves as the Secretary of
                             W1Y 7TG                    various entities

 Parchmore Incorporation*    80 Broad Street            Liberian corporation which    Director
 (Liberia)                   Monrovia                   serves as the Director of
                             Liberia                    various entities
--------------------

* The director of Parchmore Incorporation is Wendover Limited, National Bank Building, Nevis, West Indies.

         Seacrest advises that Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt Financial") owns 75% of the equity interests of the sole general partner (the "GP Entity") of a limited partnership which owns 100% of the outstanding equity interests of Seacrest. As a result, Hunt Financial may be deemed in control of Seacrest as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended. The remaining 25% of the equity interests in the GP Entity are held by John A.
(Pete) Bricker, Jr., an individual resident of the State of Texas. Hunt Financial has informed Seacrest that the general partner of Hunt Financial is Hunt Financial Group, L.L.C., a Delaware limited liability company, whose Board of Managers consists of J. R. Holland, Jr., Clark K. Hunt and Lamar Hunt, each an individual resident in the State of Texas.

                                   SCHEDULE 3

                             INFORMATION REGARDING
                            FAIRWAY CAPITAL LIMITED

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Fairway Capital Limited ("Fairway").


 NAME AND
 CITIZENSHIP OR                                        PRESENT PRINCIPAL
 PLACE OF                                              OCCUPATION OR                 POSITION WITH
 ORGANIZATION                BUSINESS ADDRESS          EMPLOYMENT                    REPORTING PERSON
 ------------                ----------------          ----------                    ----------------

 James E. Martin             38 Hertford Street         Accountant                    President
 (British)                   London, England
                             W1Y 7TG

 Cofides S.A.*               P. O. Box 556              Nevis business corporation    Director
 (Nevis, West Indies)        Charlestown, Nevis, West   which serves as the
                             Indies                     fiduciary  of various
                                                        entities
--------------------

* The members of the Board of Directors of Cofides S.A. are Ashley Bolt & Co. Ltd. and Margareta Hedstrom.

         Fairway advises that Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt Financial") owns 33a% of the sole general partner (the "GP Entity") of a limited partnership which owns 100% of the outstanding equity interests of Fairway. The remaining equity interests in the GP Entity are held 33-1/3% by Fojtasek Capital, Ltd., a Texas limited partnership ("Fojtasek") and 33-1/3% by The Sienna Trust, a Jersey, Channel Islands trust ("Sienna"). As a result, Hunt Financial, together with Fojtasek and Sienna, may be deemed in control of Fairway as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended. Hunt Financial has informed Fairway that the general partner of Hunt Financial is Hunt Financial Group, L.L.C., a Delaware limited liability company, whose Board of Managers consists of J. R. Holland, Jr., Clark K. Hunt and Lamar Hunt, each an individual resident in the State of Texas. Fojtasek has informed Fairway that the general partner of Fojtasek is Randall Fojtasek, an individual resident in the State of Texas. Sienna has informed Fairway that the Trustee of Sienna is Europlan.

                                   SCHEDULE 4

                             INFORMATION REGARDING
                    INFINITY EMERGING OPPORTUNITIES LIMITED

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Emerging Opportunities Limited ("Emerging Opportunities").


 NAME AND
 CITIZENSHIP OR                                        PRESENT PRINCIPAL
 PLACE OF                                              OCCUPATION OR                 POSITION WITH
 ORGANIZATION                BUSINESS ADDRESS          EMPLOYMENT                    REPORTING PERSON
 ------------                ----------------          ----------                    ----------------

 James E. Martin             38 Hertford Street         Accountant                    President, Treasurer
 (British)                   London, England                                          and Director
                             W1Y 7TG

 Cofides S.A.*               P. O. Box 556              Nevis business corporation    Director
 (Nevis, West Indies)        Charlestown, Nevis, West   which serves as the
                             Indies                     fiduciary  of various
                                                        entities

 SECORP Limited (Nevis,      38 Hertford Street         British corporation which     Secretary
 West Indies)                London, England            serves as the Secretary of
                             W1Y 7TG                    various entities
--------------------

* The members of the Board of Directors of Cofides S.A. are Ashley Bolt & Co. Ltd. and Margareta Hedstrom.

         Emerging Opportunities advises that approximately 55% of the outstanding capital stock of Emerging Opportunities is owned by Infinity Investors Limited, a Nevis, West Indies business corporation. Information regarding Infinity Investors Limited is set forth on Schedule 1 attached hereto.

                                   SCHEDULE 5

                             INFORMATION REGARDING
                             GLOBAL GROWTH LIMITED

         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Global Growth Limited ("Global Growth").


 NAME AND
 CITIZENSHIP OR                                        PRESENT PRINCIPAL
 PLACE OF                                              OCCUPATION OR                 POSITION WITH
 ORGANIZATION                BUSINESS ADDRESS          EMPLOYMENT                    REPORTING PERSON
 ------------                ----------------          ----------                    ----------------

 James E. Martin             38 Hertford Street         Accountant                    President, Treasurer
 (British)                   London, England                                          and Director
                             W1Y 7TG

 Cofides S.A.*               P. O. Box 556              Nevis business corporation    Director
 (Nevis, West Indies)        Charlestown, Nevis, West   which serves as the
                             Indies                     fiduciary  of various
                                                        entities

 SECORP Limited (Nevis,      38 Hertford Street         British corporation which     Secretary
 West Indies)                London, England            serves as the Secretary of
                             W1Y 7TG                    various entities
--------------------

* The members of the Board of Directors of Cofides S.A. are Ashley Bolt & Co. Ltd. and Margareta Hedstrom.

         Global Growth advises that it is wholly owned by Hermitage Resources
         A.G.

                                 EXHIBIT INDEX


         EXHIBIT NO.                       EXHIBIT
         -----------                       -------

            99.1 Joint Filing Agreement, dated February 27, 1997, between Infinity Investors Limited, Seacrest Capital Limited, Fairway Capital Limited, Infinity Emerging Opportunities Limited and Global Growth Limited.

            99.2 Private Securities Subscription Agreement, dated as of December 26, 1996, between the Issuer and Infinity Investors Limited (Tranche I: Shares, December Warrants).

            99.3 Private Securities Subscription Agreement, dated as of December 26, 1996, between the issuer and Seacrest Capital Limited (Shares, December Warrants).

            99.4 Private Securities Subscription Agreement, dated as of December 26, 1996, between the Issuer and Infinity Investors Limited (Tranche II: Shares, December Warrants).

            99.5 Private Securities Subscription Agreement, dated as of December 26, 1996, between the Issuer and Fairway Capital Limited (Shares, December Warrants).

            99.6 Letter Agreement, dated as of February 27, 1997, among the Issuer, Infinity Investors Limited and Fairway Capital Limited.

            99.7 Form of Private Securities Subscription Agreement (Bridge Loan), dated as of February 27, 1997 (and Schedule of Differences thereto pursuant to Instruction 2 of Item 601).

            99.8 Form of Common Stock Purchase Warrant (and Schedule of Differences thereto pursuant to Instruction 2 of Item 601).

            99.9 Form of 8%/10% Subordinated Convertible Debenture Due February 22, 1998 (and Schedule of Differences thereto pursuant to instruction 2 to Item 601).

            99.10              Form of Registration Rights Agreement.